SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November, 2012

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ☐)

Enclosure: 3Q12 Earnings Release

Copa Holdings Reports Net Income of US$111.9 Million and EPS of US$2.52 for the Third Quarter of 2012

Excluding special items, adjusted net income came in at $97.6 million, or EPS of $2.20 per share

Panama City, Panama — November 07, 2012. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2012 (3Q12). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2011 (3Q11).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$111.9 million for 3Q12, or diluted earnings per share (EPS) of US$2.52. Excluding special items, Copa Holdings would have reported adjusted net income of US$97.6 million, or US$2.20 per share, an 8.3% increase over adjusted net income of US$90.2 million and US$2.03 per share for 3Q11.

▪	Operating income for 3Q12 came in at US$114.1 million, a 14.9% increase over operating income of US$99.3 million in 3Q11. Operating margin for the period came in at 19.3%, compared to 20.9% in 3Q11, as a result of a 1.7% decline in unit revenues and a 0.4% increase in unit cost as a result of increased fuel costs.

▪	Total revenues increased 24.5% to US$590.4 million. Yield per passenger mile increased 1.1% to 17.3 cents, while operating revenue per available seat mile (RASM) decreased 1.7% to 13.5 cents. However, adjusting for a 2.7% increase in average length of haul, adjusted yields increased 2.5% and adjusted RASM remained flat year over year.

▪	For 3Q12, passenger traffic (RPMs) grew 23.8% on a 26.6% capacity expansion, resulting in a consolidated load factor of 75.4% compared to 77.1% in 3Q11.

▪	Operating cost per available seat mile (CASM) came in at 10.9 cents, an increase of 0.4% over 3Q11, but 3.4% lower than 2Q12. CASM excluding fuel costs came in at 6.6 cents for a decrease of 0.2% over 3Q11 and 3.6% over 2Q12.

▪	Cash, short term and long term investments ended 3Q12 at US$795.5 million, representing 37% of the last twelve months’ revenues.

▪	During the third quarter, Copa Airlines took delivery of two Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 82 aircraft.

▪	For 3Q12, Copa Holdings reported consolidated on-time performance of 87.2% and a flight-completion factor of 99.6%.

Consolidated Financial & Operating Highlights	3Q12	3Q11	% Change	2Q12	% Change
Revenue Passengers Carried ('000)	1,869	1,551	20.5%	1,658	12.7%
RPMs (mm)	3,294	2,660	23.8%	2,886	14.1%
ASMs (mm)	4,367	3,450	26.6%	3,923	11.3%
Load Factor	75.4%	77.1%	-1.7 p.p.	73.5%	1.9 p.p.
Yield	17.3	17.1	1.1%	17.2	0.6%
PRASM (US$ Cents)	13.0	13.2	-1.1%	12.6	3.2%
RASM (US$ Cents)	13.5	13.7	-1.7%	13.1	2.8%
CASM (US$ Cents)	10.9	10.9	0.4%	11.3	-3.4%
CASM Excl. Fuel (US$ Cents)	6.6	6.6	-0.2%	6.9	-3.6%
Breakeven Load Factor (1)	59.8%	58.6%	1.2 p.p.	63.0%	-3.2 p.p.
Fuel Gallons Consumed (Millions)	57.7	45.3	27.2%	52.1	10.6%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.24	3.22	0.7%	3.32	-2.5%
Average Length of Haul (Miles)	1,763	1,716	2.7%	1,740	1.3%
Average Stage Length (Miles)	1,083	1,058	2.3%	1,063	1.9%
Departures	29,344	24,728	18.7%	27,005	8.7%
Block Hours	82,103	65,159	26.0%	74,841	9.7%
Average Aircraft Utilization (Hours)	11.2	10.6	5.5%	10.6	5.5%
Operating Revenues (US$ mm)	590.4	474.3	24.5%	515.8	14.5%
Operating Income (US$ mm)	114.1	99.3	14.9%	72.6	57.1%
Operating Margin	19.3%	20.9%	-1.6 p.p.	14.1%	5.2 p.p.
Net Income (US$ mm)	111.9	70.3	59.1%	32.0	249.7%
Adjusted Net Income (US$ mm) (1)	97.6	90.2	8.3%	58.6	66.6%
EPS - Basic and Diluted (US$)	2.52	1.59	58.8%	0.72	249.3%
Adjusted EPS - Basic and Diluted (US$) (1)	2.20	2.03	8.1%	1.32	66.4%
# of Shares - Basic and Diluted ('000)	44,407	44,319	0.2%	44,354	0.1%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 3Q12, 3Q11, and 2Q12 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

2

MANAGEMENT’S COMMENTS ON 3Q12 RESULTS

Copa Holdings third quarter results continued to benefit from strong demand trends which resulted in solid load factors and yields, despite significant capacity expansion. For 3Q12, the Company reported operating income of US$114.1 million, a 14.9% increase over 3Q11. Operating margin for the quarter stood at 19.3% compared to 20.9% in 3Q11, as a result of a 1.7% decrease in RASM and a 0.4% increase in CASM related to increased fuel costs.

Consolidated operating revenues increased 24.5% on a 26.6% capacity expansion during the period. As a result, passenger revenues per ASM (PRASM) decreased 1.1%, from 13.2 cents in 3Q11 to 13.0 cents in 3Q12. Consolidated load factor came in at 75.4% compared to 77.1% in 3Q11, while yields increased 1.1% year over year, despite significant capacity growth.

Consolidated operating expenses for 3Q12 increased 27.0% to US$476.4 million, while consolidated operating expenses per ASM (CASM) increased 0.4% to 10.9 cents. Excluding fuel costs, unit costs were flat compared to 3Q11, at 6.6 cents, and decreased 3.6% compared to 2Q12.

Aircraft fuel expense increased 28.1% or US$41.0 million compared to 3Q11, as a result of increased capacity and higher fuel prices. The Company’s effective jet fuel price, which includes realized hedge gains of US$2.0 million and US$4.9 million for 3Q12 and 3Q11, respectively, increased from an average of US$3.22 in 3Q11 to US$3.24 in 3Q12.

For 3Q12, the Company had fuel hedges in place representing 37% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 33% in 4Q12. For 2013 and 2014, the Company has hedged approximately 24% and 10% of its forecasted fuel consumption, respectively.

The Company recorded a net non-operating gain of US$8.9 million for 3Q12 compared to a net non-operating expense of US$24.6 million for 3Q11. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$14.3 million for 3Q11 compared to a fuel hedge mark-to-market loss of US$19.8 million for 3Q11.

Copa Holdings closed the quarter with US$795.5 million in cash, short term and long term investments, representing 37% of last twelve months´ revenues. Total debt at the end of 3Q12 amounted to US$1.2 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ solid third quarter results are the product of solid and well executed business model which leverages the Company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2012

For 2012, our updated guidance calls for consolidated capacity growth of 24%, which is slightly higher than our previous forecast of 23%. Nevertheless, our guidance in terms of load factor, RASM and CASM ex-fuel remains unchanged. However, we are now expecting an increase in our effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, from US$3.20 to US$3.23 per gallon. We are also narrowing our operating margin guidance from a range of 18-20% to +/-19%.

Financial Outlook	2012 - Full Year Revised	2012 - Full Year Prior	2011 Actual
Capacity - YOY ASM Growth	+/-24%	+/-23%	21.9%
Average Load Factor	+/-75%	+/-75%	76.4%
RASM (cents)	+/-13.6	+/-13.6	13.7
CASM Ex-fuel (cents)	+/-6.7	+/-6.7	6.7
Operating Margin	+/-19%	18-20%	21.0%

OUTLOOK FOR 2013 – PRELIMINARY

For 2013, preliminary guidance is for consolidated capacity growth in the range of 14% as a result of the full year effect of capacity added in 2012 and the introduction of seven Boeing 737-800 aircraft during 2013.

Load factors are expected to come in above 2012 levels as a result of healthy demand and lower year over year capacity growth. As a result, unit revenues (RASM) are expected to come in at 13.7 cents, approximately 1% above our guidance for 2012.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.6 cents, approximately 1.5% below our expected 2012 levels. The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for full year 2013 is US$3.30. As a result, the Company is projecting an operating margin in the range of 18% to 20%.

Financial Outlook	2013 – Full Year
Capacity - YOY ASM Growth	+/-14%
Average Load Factor	+/-76%
RASM (cents)	+/-13.7
CASM Ex-fuel (cents)	+/-6.6
Operating Margin	18-20%

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CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 3Q12 totaled US$590.4 million, a 24.5% increase over operating revenue of US$474.3 million in 3Q11. This increase was primarily due to a 25.2% or US$114.5 million increase in passenger revenue.

Passenger revenue. For 3Q12 passenger revenue totaled US$568.6 million, a 25.2% increase over passenger revenue of US$454.1 million in 3Q11. A 1.7 percentage point decline in load factor, partly offset by a 1.1% increase in passenger yield, resulted in a 1.1% decline in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$21.9 million in 3Q12, an increase of 8.4% over cargo, mail and other of US$20.0 million in 3Q11.

Operating expenses

For 3Q12, consolidated operating expenses increased 27.0% to US$476.4 million, representing operating cost per available seat mile (CASM) of 10.9 cents. CASM, excluding fuel costs came in at 6.6 cents, flat over 3Q11 and 3.6% below 2Q12. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q12, aircraft fuel totaled US$186.8 million, a US$41.0 million or 28.1% increase over aircraft fuel of US$145.9 million in 3Q11. This increase was primarily a result of a 0.7% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.24 in 3Q12, as compared to US$3.22 in 3Q11, and a 27.2% increase in gallons consumed resulting from increased capacity. The all-in average price per gallon of jet fuel for 3Q12 includes a US$2.0 million fuel hedge gain, compared to a US$4.9 million gain in 3Q11. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 1.6%, from US$3.33 per gallon in 3Q11 to US$3.28 in 3Q12.

Salaries and benefits. For 3Q12, salaries and benefits totaled US$63.0 million, a 16.2% increase over salaries and benefits of US$54.2 million in 3Q11. The main driver was an increase in operating headcount to support additional capacity.

Passenger servicing. For 3Q12, passenger servicing totaled US$57.0 million, a 38.6% increase over passenger servicing of US$41.1 million in 3Q11. This was mainly a result of an increase in operations and higher effective rates related to passenger on board service and airport handling fees.

5

Commissions. For 3Q12, commissions totaled US$23.5 million, a 21.8% increase over commissions of US$19.3 million in 3Q11. This increase was primarily a result a higher revenue base and more sales in countries with higher base commission rates.

Reservations and sales. Reservations and sales totaled US$22.2 million, an 18.9% increase over reservation and sales of US$18.7 million in 3Q11. This increase was primarily a result of a 25.2% increase in passenger revenue.

Maintenance, material and repairs. For 3Q12, maintenance, material and repairs totaled US$23.4 million, a 42.6% increase over maintenance, material and repairs of US$16.4 million in 3Q11. This increase was a result of more repairs and materials as a result of an increase in operations, as well as an increase in provisions for aircraft rental returns.

Depreciation. Depreciation totaled US$23.0 million in 3Q12, a 19.0% increase over depreciation of US$19.4 million in 3Q11. This increase was primarily driven by additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 24.7% from US$46.5 million in 3Q11 to US$57.9 million in 3Q12, primarily as a result of additional aircraft rentals and increased capacity.

Other. Other expenses totaled US$19.6 million, an increase of US$5.9 million over 3Q11.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net income of US$8.9 million in 3Q12, compared to a net expense of US$24.6 million in 3Q11.

Interest expense.  Interest expense decreased 0.3% to US$8.1 million in 3Q12, primarily a result of higher average debt outstanding during the period, mostly offset by lower average effective interest rates.

Interest income. Interest income totaled US$3.2 million, an 80.3% increase from interest income of US$1.8 million in 3Q11, as a result of higher average balances and yields on deposits and investments.

Other, net. Other net totaled a net gain of US$13.8 million in 3Q12, compared to a net loss of US$18.2 million in 3Q11. Other net includes a fuel hedge mark-to-market gain of US$14.3 million for 3Q12, compared to a fuel hedge mark-to-market loss of US$19.8 million for 3Q11.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com  (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q12	3Q11	Change	2Q12	Change
Operating Revenues
Passenger Revenue	568,564	454,078	25.2%	495,029	14.9%
Cargo, mail and other	21,884	20,184	8.4%	20,814	5.1%
Total Operating Revenue	590,448	474,261	24.5%	515,843	14.5%

Operating Expenses
Aircraft fuel	186,844	145,860	28.1%	173,289	7.8%
Salaries and benefits	62,964	54,199	16.2%	61,123	3.0%
Passenger servicing	56,973	41,095	38.6%	50,943	11.8%
Commissions	23,501	19,297	21.8%	21,272	10.5%
Reservations and sales	22,203	18,680	18.9%	20,586	7.9%
Maintenance, material and repairs	23,370	16,391	42.6%	23,954	-2.4%
Depreciation	23,031	19,350	19.0%	21,214	8.6%
Flight operations	27,217	22,111	23.1%	24,991	8.9%
Aircraft rentals	18,504	13,273	39.4%	17,191	7.6%
Landing fees and other rentals	12,190	11,069	10.1%	10,931	11.5%
Other	19,561	13,656	43.2%	17,730	10.3%
Total Operating Expense	476,359	374,979	27.0%	443,224	7.5%

Operating Income	114,089	99,282	14.9%	72,619	57.1%

Non-operating Income (Expense):
Interest expense	(8,124)	(8,144)	-0.3%	(8,583)	-5.3%
Interest capitalized	0	0	nm	0	nm
Interest income	3,235	1,795	80.3%	2,741	18.0%
Other, net	13,750	(18,228)	nm	(30,981)	nm
Total Non-Operating Income/(Expense)	8,861	(24,578)	nm	(36,823)	nm

Income before Income Taxes	122,951	74,705	64.6%	35,796	243.5%

Provision for Income Taxes	11,033	4,374	152.3%	3,790	191.1%

Net Income	111,917	70,331	59.1%	32,006	249.7%

EPS - Basic and Diluted	2.52	1.59	58.8%	0.72	249.3%
Shares - Basic and Diluted	44,406,679	44,318,760	0.2%	44,353,845	0.1%

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Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$282,642	$243,801
Short-term investments	441,349	262,345
Total cash, cash equivalents and short-term investments	723,991	506,146

Accounts receivable, net of allowance for doubtful accounts	143,057	142,297
Accounts receivable from related parties	505	704
Expendable parts and supplies, net of allowance for obsolescence	51,292	42,382
Prepaid expenses	49,745	40,058
Other current assets	17,964	22,655
Total Current Assets	986,554	754,242

Long-term investments	71,500	104,834

Property and Equipment:
Owned property and equipment:
Flight equipment	2,346,637	2,036,983
Other equipment	63,757	67,577
	2,410,394	2,104,560
Less: Accumulated depreciation	(408,965)	(346,656)
	2,001,429	1,757,904
Purchase deposits for flight equipment	163,696	242,287
Total Property and Equipment	2,165,125	2,000,191

Other Assets:
Net pension asset	9,685	8,974
Goodwill	27,081	25,099
Intangible asset	57,537	47,047
Other assets	120,776	125,409
Total Other Assets	215,079	206,529
Total Assets	$3,438,258	$3,065,796

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$118,387	$131,069
Accounts payable	105,609	92,842
Accounts payable to related parties	14,765	22,074
Air traffic liability	360,223	297,135
Taxes and interest payable	86,174	71,223
Accrued expenses payable	45,753	30,472
Other current liabilities	9,897	13,845
Total Current Liabilities	740,808	658,660

Non-Current Liabilities:
Long-term debt	1,067,549	936,657
Post employment benefits liability	6,286	5,847
Other long-term liabilities	44,635	44,657
Deferred tax liabilities	31,888	30,444
Total Non-Current Liabilities	1,150,358	1,017,605

Total Liabilities	1,891,166	1,676,265

Shareholders' Equity:
Class A - 33,391,400 shares issued and outstanding	22,496	22,495
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	38,977	33,567
Retained earnings	1,471,258	1,324,394
Accumulated other comprehensive income (loss)	6,895	1,609
Total Shareholders' Equity	1,547,092	1,389,531
Total Liabilities and Shareholders' Equity	$3,438,258	$3,065,796

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	3Q12	3Q11	2Q12

Net income as Reported	$111,917	$70,331	$32,006

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(14,277)	19,845	26,587
Adjusted Net Income	$97,640	$90,177	$58,593

Shares used for Computation (in thousands)
Basic and Diluted	44,407	44,319	44,354

Adjusted earnings per share - Basic and Diluted	2.20	2.03	1.32

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q12	3Q11	2Q12

Operating Costs per ASM as Reported	10.9	10.9	11.3
Aircraft fuel per ASM	(4.3)	(4.2)	(4.4)
Operating Costs per ASM excluding fuel	6.6	6.6	6.9

FOOTNOTES:

(1)	Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments. For 3Q12, the Company recorded an unrealized fuel hedge gain of US$14.3 million, and for 3Q11 and 2Q12 it recorded fuel hedge losses of US$19.8 million and 26.6 million, respectively..

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 11/7/2012
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO